UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of February 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 17th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about February 5, 2004

Item 3. Press Release

February 5, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific Awarded Three New Oil and Gas Exploration Permits .

Wellington, New Zealand –February 5, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) has consolidated and extended its onshore Taranaki portfolio following the award of three new permits in the region.

Item 5. Full Description of Material Change

Austral Pacific Awarded Three New Oil and Gas Exploration Permits .

Wellington, New Zealand –February 5, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) has consolidated and extended its onshore Taranaki portfolio following the award of three new permits in the region.

The three new permits are:

PEP 38768. This permit covers 48,000 acres (195km2 ) in northeast Taranaki adjacent to the McKee oil field. Targets include fractured reservoirs in the eastern thrust complex and Miocene sandstones. Participants via New Zealand subsidiaries are Austral 50%, and New Zealand Oil and Gas Ltd 50% (operator).

PEP 38766. This permit is south of Inglewood and provides an extension to Austral’s existing block PEP 38748. Participants are Austral 25%, Tap (New Zealand) Pty Limited 50% (operator) and Magellan Petroleum (NZ) Limited 25%.

PEP 38765. This permit lies between Austral’s existing PEP 38741 and PEP 38748 permits. All three areas have been covered by last year’s Kaimata 3D seismic survey, and a number of targets have been mapped and defined for drilling. Participants are Austral 27.5%, Tap (New Zealand) Pty Limited 50% (operator), Magellan Petroleum (NZ) Limited 12.5% and Tag Oil Ltd. 10%.

Austral Pacific CEO Dr Dave Bennett said: “These new blocks consolidate Austral’s position in onshore Taranaki. A well will be drilled in PEP 38765 in the near future, as part of Austral’s 2004 drilling program”.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

February 5, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific Awarded Three New Oil and Gas Exploration Permits .

Wellington, New Zealand –February 5, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. (formerly Indo-Pacific Energy Ltd.) has consolidated and extended its onshore Taranaki portfoliothe following the award of three new permits in the region.

The three new permits are:

PEP 38768. This permit covers 48,000 acres (195km2 ) in northeast Taranaki adjacent to the McKee oil field. Targets include fractured reservoirs in the eastern thrust complex and Miocene sandstones. Participants via New Zealand subsidiaries are Austral 50%, and New Zealand Oil and Gas Ltd 50% (operator).

PEP 38766. This permit is south of Inglewood and provides an extension to Austral’s existing block PEP 38748. Participants are Austral 25%, Tap (New Zealand) Pty Limited 50% (operator) and Magellan Petroleum (NZ) Limited 25%.

PEP 38765. This permit lies between Austral’s existing PEP 38741 and PEP 38748 permits. All three areas have been covered by last year’s Kaimata 3D seismic survey, and a number of targets have been mapped and defined for drilling. Participants are Austral 27.5%, Tap (New Zealand) Pty Limited 50% (operator), Magellan Petroleum (NZ) Limited 12.5% and Tag Oil Ltd. 10%.

Austral Pacific CEO Dr Dave Bennett said: “These new blocks consolidate Austral’s position in onshore Taranaki. A well will be drilled in PEP 38765 in the near future, as part of Austral’s 2004 drilling program”.

CONTACT: Investor Relations : tel: 1 800 3043631 (USA/Canada) or +644 476 2529 (New Zealand)

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Austral Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.